SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SONIC CORP.

(Name of Subject Company (Issuer))

SONIC CORP. (Issuer)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

835451105

(CUSIP Number of Class of Securities)

Ronald L. Matlock

Senior Vice President, General Counsel and Secretary

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Telephone (405) 225-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing Persons)

Copy to:

John A. Marzulli, Jr.

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$560,000,000	$59,920
*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 25,454,545 outstanding shares of common stock at the maximum tender offer price of $22.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Sonic Corp., a Delaware corporation (“Sonic” or the “Company”), to purchase up 25,454,545 shares of its common stock, $0.01 par value per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at prices between $19.50 and $22.00 per share, without interest. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the tender offer). The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Sonic Corp. The address and telephone number of Sonic Corp. is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Sonic Corp. is the filing person. The address of Sonic’s principal executive office is 300 Johnny Bench Drive, Oklahoma City, Oklahoma 73104. Sonic’s telephone number is (405) 225-5000. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Certain U.S. Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended August 31, 2005, and the information set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2006, is incorporated herein by reference.

(b) The information set forth under Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated August 15, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.

(a)(1)(vi)	Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated August 15, 2006.

(a)(1)(vii)	Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated August 15, 2006.

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated August 15, 2006.

(a)(1)(ix)	Press release dated August 15, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 15, 2006.

(b)(i)	Commitment letter dated August 10, 2006, between Sonic Corp. and Bank of America N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc.

(d)(1)	None.

(d)(2)	Rights Agreement between Sonic Corp. and Rights Agent, dated as of June 16, 1997, incorporated by reference from Current Report on Form 8-K, dated June 17, 1997.

(d)(3)	Amendment No. 1, dated as of January 28, 2003, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 29, 2003.

(d)(4)	Amendment No. 2, dated as of January 7, 2005, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 7, 2005.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/S/ RONALD L. MATLOCK
Name: Ronald L. Matlock Title: Senior Vice President, General Counsel and Secretary

Dated: August 15, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 15, 2006.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2006.

(a)(1)(vi)	Letter from Nationwide Trust Company, including Letter and Notice of Instructions, to all Participants in the Savings and Profit Sharing Plan of Sonic Corp. dated August 15, 2006.

(a)(1)(vii)	Letter from UMB Bank, N.A. to all Participants in the Stock Purchase Plan of Sonic Corp. dated August 15, 2006.

(a)(1)(viii)	Notice to Holders of Vested Stock Options dated August 15, 2006.

(a)(1)(ix)	Press release dated August 15, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of summary advertisement dated August 15, 2006.

(b)(i)	Commitment letter dated August 10, 2006, between Sonic Corp. and Bank of America N.A., Banc of America Securities LLC, Lehman Commercial Paper Inc. and Lehman Brothers Inc.

(d)(1)	None.

(d)(2)	Rights Agreement between Sonic Corp. and Rights Agent, dated as of June 16, 1997, incorporated by reference from Current Report on Form 8-K, dated June 17, 1997.

(d)(3)	Amendment No. 1, dated as of January 28, 2003, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 29, 2003.

(d)(4)	Amendment No. 2, dated as of January 7, 2005, to the Rights Agreement between Sonic Corp. and UMB Bank, N.A., as successor Rights Agent, incorporated by reference from Current Report on Form 8-K, dated January 7, 2005.

(g)	Not applicable.

(h)	Not applicable.